FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration File No. 333-172366-02

March 15, 2012

$790,881,000 (Approximate)

WFRBS COMMERCIAL MORTGAGE TRUST 2012-C6

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2012-C6

This free writing prospectus dated March 15, 2012 (this “Supplement”) clarifies, updates or adds the following information as it relates to (i) the free writing prospectus dated March 12, 2012 and filed with the Securities and Exchange Commission under accession number 0001193125-12-110471 (the “Free Writing Prospectus”) and (ii) the free writing prospectus also designated as the “Structural and Collateral Term Sheet”, dated March 12, 2012 and filed with the Securities and Exchange Commission under accession number 0001193125-12-110497 (the “Term Sheet”). Terms used in this Supplement and not otherwise defined herein have the meanings assigned to them in the Free Writing Prospectus.

1. SUNWEST PORTFOLIO: With respect to the mortgage loan secured by the “Sunwest Portfolio” mortgaged properties, the five (5) mortgaged properties whose allocated loan amounts are scheduled to amortize according to a 10-year amortization schedule are 3065 Josey Lane, Carrollton, TX; 335 South Cedar Ridge, Duncanville, TX; 14th Street & Grand Avenue, Billings, MT; 1605 West Pioneer Parkway, Arlington, TX; 306 East Paisano Avenue, El Paso, TX.

2. SEVEN TREES RETAIL PORTFOLIO: The table titled “Major Tenants” set forth under “—Seven Trees Retail Portfolio” in the Term Sheet and in Annex A-3 to the Free Writing Prospectus is hereby updated with the following information:

	NRSF	% of NRSF	Annual U/W Base Rent PSF	Annual U/W Base Rent	% of Total Annual U/W Base Rent

Total Major Tenants—Collateral	51,316	35.5%	$16.50	$846,612	27.0%
Non- Major Tenants—Collateral	93,109	64.5%	$24.62	$2,292,240	73.0%

Occupied Collateral Total	144,425	100.0%	$21.73	$3,138,852	100.0%

3. EL MERCADO SHOPPING CENTER: The table titled “Major Tenants” set forth under “—El Mercado Shopping Center” in the Term Sheet and in Annex A-3 to the Free Writing Prospectus is hereby updated with the following information:

	NRSF	% of NRSF	Annual U/W Base Rent PSF	Annual U/W Base Rent	% of Total Annual U/W Base Rent

Total Major Tenants—Collateral	61,801	56.5%	$20.04	$1,238,460	41.8%
Non- Major Tenants—Collateral	47,667	43.5%	$36.14	$1,722,684	58.2%

Occupied Collateral Total	109,468	100.0%	$27.05	$2,961,144	100.0%

4. OTHER-VARIOUS: The information set forth under “Risk Factors—Risk Related to Mortgage Loans—Prior Bankruptcies or Other Proceedings May Be Relevant to Future Performance” in the Free Writing Prospectus is updated as follows:

a. The circumstances described in that section relating to the owners and certain affiliates of the borrower under the mortgage loan secured by the Windsor Hotel Portfolio II mortgaged properties, which represents 7.3% of the Cut-off Date Pool Balance, involve mortgage indebtedness that was originated in 2006 and transferred to special servicing in 2011. There was no securitization of that indebtedness in 2011.

b. The sponsor (or affiliates thereof) of the borrower under the mortgage loan secured by the Montclair on the Park – Missouri mortgaged property, which represents 1.5% of the Cut-off Date Pool Balance, has previously sponsored real estate projects that became the subject of

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including a prospectus) with the SEC (SEC File No. 333-172366) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositor or any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling 1-800-745-2063 (8 a.m. – 5 p.m. EST) or by emailing wfs.cmbs@wellsfargo.com.

foreclosure proceedings or a deed in lieu of foreclosure or that secured mortgage loans that were the subject of a discounted payoff, short sale or another restructuring.

5. OTHER-NATIONAL CANCER INSTITUTE CENTER – RECENT DEVELOPMENTS:

On March 14, 2012, SAIC, Inc. (“SAIC”), the parent company of the sole tenant at the National Cancer Institute Center mortgaged property, which represents security for 8.3% of the Cut-off Date Pool Balance, entered into a settlement agreement and a deferred prosecution agreement with the U.S. Attorney’s Office for the Southern District of New York and the City of New York (“NYC”) relating to investigations surrounding an automated time and attendance and workforce management system (“CityTime”) that SAIC developed and implemented for certain NYC agencies. According to a Current Report on Form 8-K (“Form 8-K”) filed by SAIC, under a settlement agreement, and a deferred prosecution agreement attached as an exhibit to the Form 8-K, SAIC agreed to pay to the United States approximately $500.4 million, comprised of $370.4 million in restitution that will be paid to NYC by the U.S. government, and a $130 million penalty, and waived SAIC’s right to approximately $40 million in a receivable NYC owed to SAIC under the CityTime contract. SAIC previously reserved more than $300 million against possible liabilities arising from the investigation. In the Form 8-K, SAIC stated that, “[w]ith a substantial portion of its business derived from U.S. government contracts, [SAIC] has been in discussions with its U.S. government customers regarding the CityTime matter, including the deferred prosecution agreement and resolution of the matter with the U.S. Attorney’s Office” and NYC and, further that, while SAIC “does not expect to be terminated on existing government contracts or precluded from bidding on new government contracts, it is working to resolve these matters with these government customers as quickly as possible, but that no assurances can be given as to the timing or outcome of these discussions”. On March 15, 2012, S&P issued a press release stating the following (among other things): “The settlement by itself does not have an effect on our rating and outlook. However, as a result of the payment, we have revised our liquidity assessment of the company from “strong” to “adequate” (based on our criteria).”

SAIC-Frederick, Inc., the tenant at the National Cancer Institute Center mortgaged property, is a different legal entity than SAIC and was not under investigation and is not a party to the agreements described above.

In the event the circumstances described herein result in an attempt by the U.S. government to terminate the tenant’s government contract, the government is entitled to assume the tenant’s rights and obligations under the lease directly or to assign them to a successor contractor or assignee under the contract pursuant to federal acquisition regulations. In either case, the lease affords no right to an abatement or deferral of rent during any transition period in which the government is engaging a replacement contractor. If the government were to attempt to replace the tenant without continuing to pay rent during the transition period, such circumstances would result in a breach of the lease, which would trigger the right of the landlord to pursue certain remedies, including termination of the lease (thereby jeopardizing the ability of the government to occupy, or allow a replacement contractor to occupy, the premises).

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